NS GROUP, INC.
9TH & LOWELL STREETS
NEWPORT, KENTUCKY   41072
(606) 292-6809


January 6, 1999



SECURITIES AND EXCHANGE COMMISSION
Washington, DC    20549

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Exchange
Act of 1934, we submit herewith Form 4 Statement of Changes of Beneficial Ownership of Securities, filed on behalf of R. Glen Mayfield.

Please contact me if you have any questions.

Sincerely,

NS GROUP, INC.

/s/ Thomas J. Depenbrock

Thomas J. Depenbrock

TJD:lap